UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                         Amendment 7
                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                WINFIELD FINANCIAL GROUP, INC.
              ----------------------------------
      (Name of Small Business Issuers in its charter)

           NEVADA                       88-0478644
        --------------                --------------
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization)

   2770 S. Maryland Parkway,
   Suite 402, Las Vegas, NV               89109
  --------------------------             -------
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: 702-731-0030

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001

5,000,000 shares of Preferred Stock, par value $0.001







                           PAGE-1-








                      TABLE OF CONTENTS


PART I - ITEM 1. DESCRIPTION OF BUSINESS                           3
PART I - ITEM 2. PLAN OF OPERATIONS                               12
PART I - ITEM 3. DESCRIPTION OF PROPERTY                          16
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                             16
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                               17
PART I - ITEM 6. EXECUTIVE COMPENSATION                           20
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                      20
PART I - ITEM 8.  DESCRIPTION OF SECURITIES                       21
PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                               22
PART II - ITEM 2. LEGAL PROCEEDINGS                               23
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE                23
PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES        23
PART F/S. FINANCIAL STATEMENTS                                    27
PART III - ITEM 1.  EXHIBITS                                      35
























                           PAGE-2-




          PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Winfield Financial Group, Inc. was founded under the laws of the state of Nevada on May 2, 2000.

Winfield intends to operate as a business broker, primarily representing sellers and offering its clients' businesses for sale. It will be limiting its business to asset sale transactions and not transactions in which businesses are sold through the sale of stock as disclosed on our website. In other words, a client company may list all or substantially all of its assets for sale. It may not sell its business through the sale of stock. As such, the buyers will not acquire any of the outstanding securities of a business in conjunction with the asset purchase. Upon a sale of all or substantially all the asses of a business, the shareholders of that business will continue to own all the shares of a shell corporation. Further, it would be likely that the seller corporation would be required under state law to obtain shareholder approval for such sale.

A buyer who is purchasing all or substantially all of the assets of a business in these asset purchase transactions may give to the seller a promissory note secured by the assets being acquired as partial consideration for the purchase of the assets. The notes will not be convertible.

Winfield intends to advertise its clients' companies assets for sale through a variety of media, including the internet, newspapers and trade journals.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to March 31, 2003, we generated no revenues and had a loss of $120,893. We had $6,813 of cash available as of March
31, 2003.Nevertheless,  our  management   has significant
experience in the business brokerage business in which we are engaged.

Since our inception we have devoted our activities to the following:

Obtaining required licenses

  We obtained our Nevada corporate broker real estate license through William McKay, our Vice President and Corporate Broker, license number 56261, in June 2003. We have researched the required licenses in California, where we anticipate commencing operations in the future, and also in with Utah and Arizona where we later anticipate commencing operations. All of these states have no separate business brokers' licenses; instead they require business brokers to be licensed real estate brokers in their state.

  We have scheduled an associate to obtain California Real
  Estate license, required for business brokers in California, in on or before December 2003. We anticipate applications for Utah and Arizona will be filed in 2004.




                           PAGE-3-




  Because we have just been granted our Nevada Real Estate license, we are now soliciting business to list but as of July 25, 2003, we have no clients. We will not retain securities broker-dealers in pursuit of our business plan.

Locating facilities

     Since our inception we have shared office space with Financial Marketing, Inc. During this time we have actively reviewed building sites and existing buildings from 10,000 square feet to 30,000 square feet but have not identified any location for acquisition.

Developing information systems/Marketing program

     Our computer programmers have developed the design of the WFG information management system for the past 2 years. We will use this system to identify potential clients, typically sellers, and manage our business. This system also keeps track of buyers who respond to our advertising of business listings that we have for sale. Our information management system continues to be reviewed and improved since our 2000 inception. We use the information management system primarily to build and manage our database of potential clients.

     We ultimately intend to utilize some subscription sources such as Wall Street Journal, www.bizbuysell.com, Duns Marketing (Duns & Bradstreet), Nation-List International
     (www.nationlist.com),   www.businessesforsale.com,
     International Business Brokers International (www.ibba.org),
     Property-Line  (www.propertyline.com),  and   Commercial
     Marketing Group (www.cmglv.com).

     We have not yet subscribed to these services, but intend to do so when we generate operating revenues.

     We have commenced to attempt to secure businesses as clients by contacting them by e-mail, fax, telephone or regular mail. We are using telephone solicitation from telephone directories to find business listings until we generate operating revenues. In addition, we will be contacting other brokers who may have clients we can represent.


Recruiting personnel

     We began seeking qualified business brokers throughout the Southwest in 2001 to become associated with us. We have been contacting brokers through International Business Brokers Association who are in the general geographical areas such as San Diego, San Francisco, Phoenix, Salt Lake City. These candidates have either business brokerage experience or a background in business, financial interpretation and sales. Negotiations are on-going with several candidates.



                           PAGE-4-




Developing purchase, sale and related documents

     The forms and documents for business purchase, sale and related documents have been developed from established business brokerage forms. We have approved forms and documents for California and Nevada business sales.

Developing our website

     We have a website providing basic information about our
     business   on   one  page  currently   operational   at
     www.winfieldfinancialgroup.com.    Nothing   on    that
     website   is   part  of  this  registration  statement.
     Additional content and features will be added, including:

        * Listings of businesses for sale including a simple summary of the inventories, equipment, general financial information and sales price for each business listing from the current on going telephone solicitation.

        * Information concerning basic procedures of selling, tips on organizing a business to sell, general methods of estimating approximate sales price and a business survey to begin the process. This will be completed in September 2003.

        * Information  concerning our management and brokers.
        This will be completed in September 2003.

Winfield Financial Group offers our clients and customers the following services.

* We intend to operate as a business broker, primarily representing sellers and offering our clients' businesses as an asset sale. We will advise our clients concerning negotiating terms of these sales but the responsibility for negotiating these terms will remain with the clients. Although we do provide business valuation services as described below, we will not provide these services in connection with our representation of sellers in the sale of their businesses. Further, we will not assist buyers in obtaining financing.
  We will focus on business transactions with a sales volume range from $5 to $75 million in revenues.

* We will also provide, on an infrequent basis, buyer services to include, but not limited to, buyer-broker agreements and individual business searches, consulting, and negotiations in asset sale transactions.

Our revenues are primarily generated from receipt of fees based on the price of a completed business asset sale transactions.




                           PAGE-5-

Our fee structure will be as follows:

     * Five percent of the first two million dollars of a transaction's total sales price; plus

     * Four percent of the second two million dollars of a transaction's total sales price; plus

     * Three percent of the third two million dollars of a transaction's total sales price; plus

     * Two percent of the fourth two million dollars of a transaction's total sales price; plus

     * One percent of a transaction's total sales price thereafter.

When we represent buyers, although infrequently, we will generate revenues from receipt of fees on the same schedule as above.

In addition, we intend to offer business valuations as a special consulting service for buyers and sellers.

The fee for each business appraisal will be based on the scope of the engagement, as follows

* Letter of Valuation                                            $800
* Letter of Valuation and Backup Financials                    $2,600
* Letter of Valuation, Backup Financials and Demographics      $6,000

Further, we intend to offer business consulting services in the area of assisting clients to obtain approval from major automobile and truck manufacturers for the transfer of a dealership.

Business valuation and business consulting services do not require state licensing. Thus, we commenced providing these services while we were waiting for our business broker license.

We have signed our first consulting agreement on July 15, 2003 for $67,000 to provide strategic analysis and planning for a client's company goals over the next six months.

Development Activities

We expended approximately $40,000 during year ended
December 31, 2000 and nothing in year ended December 31, 2001 on development activities.

Competition

We face competition from numerous business brokerage companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than us. Our market is intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to persist and intensify in the future. This competition may diminish our market share or our ability to gain entry into certain markets.




                           PAGE-6-




Our current and potential competitors are primarily local offices of larger, more established organizations, such as:

  *    Nevada First Business Brokers
  *    Webster Business Group
  *    Sunbelt Business Brokers

Although unlike these companies, we are a development stage company; however we intend to compete with these local offices of larger, more established business brokerage firms through the extensive background and experience of our management in this industry.

Regulation

Under Nevada law, business brokers are required to obtain a Nevada real estate broker license, even though we do not intend to be involved in the offer and sale of real estate other than in connection with the sale of a business. We are operating under Nevada Real Estate license number 56261 with Mr. William McKay as our Vice President and Corporate Broker. Nevada regulations require us to have and maintain a definite place of business within the State of Nevada, which must be a room or rooms used for the transaction of real estate business, or such business and any allied businesses, and which must serve as the office for the transaction of business under the authority of the license, and where the license must be prominently displayed. We are also required to comply with all licensing, disclosure and other regulations governing the operation of real estate brokerage firms in Nevada and other states in which we may in the future operate. California, Utah and Arizona have comparable laws.

Employees

We currently do not have any full time employees at this time and pay for clerical assistance as required along with the rent of $400.00 to FMI. Mr. McKay is working on commission basis as opposed to a W-2 employee.

Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.




                           PAGE-7-




Where You Can Find Additional Information

For  further  information about us,  please  refer  to  this
registration  statement  and  the  exhibits  thereto.   This
registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.

RISK FACTORS

Our poor financial condition means that you will be unable to determine whether we will become profitable. If we do not generate operating revenues or raise funding from other sources, we will have to cease operations in October 2003.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to March 31, 2003, we generated no revenues and had a loss
of $120,893.   We had $6,813 of cash available  as of March
31, 2003. Current expenses are a maximum of $1,195 per month, comprised primarily of printing costs of $290, on going computer programming and testing of $450, rent of $400 and website expenses of $55 consisting of hosting fees. When we obtained our Nevada real estate license in June 2003, we began utilizing telephone solicitation at minimal cost in order to secure business listings. With these
overhead   expenses  we  can   continue   operations    for
approximately 6  months of  operations  without  additional
funds through October 2003.   Thereafter, we will  need  to
generate operating revenues or secure other funding on or before October 2003 in the amount of $32,900 to remain operational until April 1, 2004. There are no preliminary or definitive agreements or understandings with any party for such financing. After we begin generating operating revenues, we intend to increase our marketing expenses for potential clients and referring brokers of $4,700 per month.

Further, in order to become profitable, we may still need to secure additional debt or equity funding. If it becomes necessary, we hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.





                           PAGE-8-




Our  ability to continue as a going concern is dependent  on our ability to raise funds and generate revenues to implement our planned development; however we may not be able to raise sufficient funds or generate revenues to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our  business  development is contingent  upon  raising
debt  or  equity funding. We have no sources of funding
identified.  You must consider the risks, difficulties,
delays   and   expenses   frequently   encountered   by
development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

  * Inability to raise necessary revenue to operate for the next 12 months or thereafter
  * Advertising and marketing costs that may exceed our current estimates
  *    Unanticipated development expenses
  * Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

  *    Total assets, liabilities, and equity
  *    Total revenues
  *    Gross and operating margins
  *    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable.
Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.




                           PAGE-9-




Our officers and directors can exert control over matters requiring stockholder approval.

Our officers and directors beneficially own approximately 73.37% of our outstanding common stock. These individuals will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Robert W. Burley, as President and Treasurer, Mark Johnson, as Vice President, and William J. McKay as Vice President
and Corporate Broker  make  our   management  decisions  and
William J. McKay holds the license necessary for our business broker operations in Nevada; if we lose their services, our revenues may be reduced.

Robert W. Burley, as President and Treasurer, Mark Johnson, as Vice President and William McKay as Vice President and Corporate Broker are managing our business. The success of our business is dependent upon the expertise of Robert W. Burley, Mark Johnson and William McKay. Because Robert W. Burley, Mark Johnson and William McKay are essential to our operations, we must rely on their management decisions. We have not entered into any agreement with Robert W. Burley, Mark Johnson or William McKay that would prevent them from ceasing to provide services to our company, nor have we obtained any key man life insurance relating to them. If we lose their services, we may not be able to find management with comparable experience. As a result, the loss of Robert
W. Burley's, Mark Johnson's or William McKay's services could reduce our revenues. Further, as the Nevada real estate broker's license is in Mr. McKay's name, if we lost his services, we would have to cease our business brokerage activities in Nevada until we secured the services of another person with the requisite Nevada real estate broker's license, which would reduce our revenues.


We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock may be considered a penny stock,our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.




                          PAGE-10-




Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

  There are 1,294,150 shares of our common stock held by non-affiliates and 3,600,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all were sold in an offering registered with the State of Nevada and thus may be transferred free of any restrictions. The remaining shares have been held for at least one year may be resold under Rule 144

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. Trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective, November 25, 2002. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.



                          PAGE-11-




SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.

             PART I - ITEM 2. PLAN OF OPERATIONS

Winfield Financial Group, Inc. was founded under the laws of the state of Nevada on May 2, 2000.

Since our inception we have devoted our activities to the following:

  *    Raising capital;
  *    Establishing our business brokerage business; and
  *    Developing markets for the services we offer.

We intend to act primarily as a business broker, exclusively representing sellers and advising buyers desiring to acquire businesses. We will target sellers looking to sell their private companies with a sales volume range from $5 to $75 million in revenues.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to March 31, 2003, we generated no revenues and had a loss of $120,893. We had $6,813 of cash available as of March 31, 2003. Current expenses are a maximum of $1,195 per month, comprised primarily of printing costs of $290, on going computer programming and testing of $450, rent of $400 and website expenses of $55 consisting of hosting fees. When we obtained in our Nevada real estate license in June 2003, we began utilizing telephone solicitation at minimal cost in order to secure business listings. With these overhead expenses we can continue operations for approximately 6 months of operations without additional funds through October 2003. Thereafter, we will need to generate operating revenues or secure other funding on or before October 2003 in the amount of $32,900 to remain operational until April 1, 2004. There are no preliminary or definitive agreements or understandings with any party for such financing. After we begin generating operating revenues, we intend to increase our marketing expenses for potential clients and referring brokers of $4,700 per month.





                          PAGE-12-




We have just received our real estate license in Nevada and now
can  generate  revenues  from   our  planned  business  broker
activities. We can also currently generate revenues through business valuation and business consulting services. As of July 17, 2003, we have not generated any operating revenues. We have signed our first consulting agreement on July 15, 2003 for $67,000 to provide strategic analysis and planning for a client's company goals over the next six months scheduled to be paid on or before January 2004.

We raised $77,206 in net proceeds from a Nevada state registered offering in July 2002. After payment made to GoPublicToday.com in the amount of $48,410, we are using the remaining $20,036 in funds to implement our business plan as follows:

------------------------------------------------------------------------------
Milestone or Step     Expected Manner of    Date When Step Should     Cost of
                   Occurrence or Method of     be Accomplished      Completion
                         Achievement
------------------------------------------------------------------------------
         Licenses
         --------            File completed
 Apply and obtain           Application and                             $125
      Nevada Real          Gain Nevada Real            Completed
  Estate License.           Estate Division         June 5, 2003
                                   Approval
------------------------------------------------------------------------------
       Facilities
       ----------      Review Buildings and
       Locate and                    sites.       September 2003      $1,500
        Establish
           Office
      Facilities.
------------------------------------------------------------------------------
      Information
Management System
-----------------
      [We use the
      information
management system
     primarily to
 build and manage
  our database of
potential clients
     (Sellers and        Utilizing Standard             May 2003      $1,500
          Buyers]               Information            Completed

     A) Establish    Programs and Hardware.
      Information
       management  Install Programs and Run             May 2003
          System.                    Tests.            Completed         -0-

      B)Implement
      Information                                       May 2003
       Management         Run Audit Reports            Completed
          System.   And Compare to Physical                              -0-
                                   records.
       C)Evaluate                                       May 2003
      Information                                      Completed
       Management       Using Audit Results
          System.                    Adjust                              -0-

                     Information Management
         D)Adjust                   System.
      Information
       Management
          System.
------------------------------------------------------------------------------




                          PAGE-13-




------------------------------------------------------------------------------
        Personnel     Utilizing Nation-List
        ---------            International,
     A)Recruiting    International Business       September 2003      $1,100
  Associates. [1]                   Brokers
                               Association.
       B)Training
      Associates.    First Group of Trained
                                Associates.         October 2003         -0-
     C)Evaluating
      Associates.        Review First Group
                        Associates Results.         January 2004         -0-
------------------------------------------------------------------------------
        Documents
        ---------
  A)Design forms,
       Contracts,          Utilize Standard        December 2002         -0-
   Literature and         Forms Approved by            Completed
      Media Kits.                    Legal.

   B)Print forms,           Obtain Bids and             May 2003     $290 per
       Contracts,    Contract for Printing.            Completed        month
   Literature and
      Media Kits.
------------------------------------------------------------------------------
         Policies
         --------        Utilizing Standard
      A)Establish   Policies and Procedures        December 2002         -0-
        Operation        Approved by Legal.            completed
         Policies
  And Procedures.      Issue and Distribute
                       Associates' Handbook          August 2003        $600
      B)Implement
        Operation
     Policies and
      Procedures.
------------------------------------------------------------------------------
Marketing WFG [2]
-------------
 A)Finalize Plan.   Determine percentage of
                             various Media.        February 2003         -0-
   B)Execute Plan       Place Ads and Other            Completed
     Branding WFG                     Media                           $5,000
                                                     August 2003
------------------------------------------------------------------------------
          Clients
          -------
       (Sellers &            Utilizing Wall
          Buyers)           Street Journal,
                            BizBuySell.com,       Begun June 2003     $1,000
      A)Implement    International Business
   Client Search.                   Brokers
                   Association our internal
                                  database.




                                     PAGE-14-




                     Utilizing I-Market and          August 2003     $4,300
     B) Implement           Other Lists for
      Direct Mail             which contain
      Campaign to         information about
   businesses set        potential business
forth in acquired       buyers and sellers.
         lists of
        potential      Working with Sellers
         clients.             and Buyers To
                            Structure Deals.


                                                    Nevada Real Estate
                                                    License obtained    -0-
      C)Servicing                                   June 5, 2003,
         Clients.                                   begun soliciting
                                                    businesses to sell
------------------------------------------------------------------------------
         Internet
         --------
 Complete WFG Web        Design and Install        December 2002
            Site.             WFG Web Site.            Completed
------------------------------------------------------------------------------
   Add additional   Begin the Marketing and       September 2003       $850
services Pages to          Selling Business
          Website
------------------------------------------------------------------------------

[1] We will recruit sales associates who have real estate licenses to list and sell our businesses. It is anticipated that a maximum of five sales associates will be recruited in 2003 who may possibly be members of Nation-List International, International Business Brokers Association or other like-kind professional business broker organizations.

[2] Nationlist International, International Business Brokers Association, and Dun and Bradstreet Marketplace list potential businesses that may be our clients. We will obtain information from these sources by purchasing the information from these sources and place it in our database once we become licensed. We will not have any formal contracts, agreements or commitments with these organizations, other than merely purchasing their lists for use by us. We will not have any exclusive arrangements with
these organizations.   We will not list businesses for sale
on websites maintained by these organizations. We will attempt to secure these businesses as clients by contacting them by e-mail, fax, telephone or regular mail. In addition, we will contact other brokers who may have clients we can represent. These businesses are free to list their assets on other websites or with other entities after we acquire the lists.

In order to become profitable, we will still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not rise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.




                          PAGE-15-




Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

If any of the steps above are not completed as presented in the preceding milestone table, it could delay the overall schedule and eliminate or reduce 2003 revenues.

          PART I - ITEM 3. DESCRIPTION OF PROPERTY

We  occupy 400 square feet of office space located at  2770
S.  Maryland  Parkway, Suite 402, Las Vegas, Nevada  89109.
Our telephone number is (702) 731-0030. We began leasing space from Financial Marketing, Inc. in July 2002 on a month to month lease basis at the rate of $400.00 per month.


We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

  PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                   OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.




                          PAGE-16-




Name and Address               Number of       Percentage of
                                Shares         Shares Issued
-------------------------------------------------------------
Robert Burley [1]
2202 Marlboro Drive,           3,540,000          72.34%
Henderson, NV 89014

Linda Burley [1]
2202 Marlboro Drive,           3,540,000          72.34%
Henderson, NV 89014          --------------------------------

Mark Johnson
864 Spruce Ridge Drive,           50,000           1.03%
Stewart, FL 34994            --------------------------------

William J. McKay [2]
3678 Edinburgh Drive
Spring Valley, NV 89103             -0-             -0-
                             --------------------------------


All officers and               3,590,000          73.37%
directors as a group         --------------------------------
[3 persons]

GoPublicToday.com, Inc.
Stephen Brock, President [3]     400,000           8.17%
500 N. Rainbow Blvd.         --------------------------------
Suite 300
Las Vegas, NV 89107

[1] Includes 2,325,000 shares held by Mr. Burley; 1,015,000 shares held by Linda Burley and 200,000 shares held by
Financial Marketing Inc.   Robert W. Burley, President,
Treasurer, CEO and Linda B Burley, Secretary are husband and wife. Robert W. Burley owns 9.1% of the stock of FMI. Linda
B. Burley also owns 8.1% of the stock of FMI. Excludes two 5,000 share blocks of stock owned each by Jason E. Burley and Brandon R. Burley both of which are adult children of Robert W. and Linda B. Burley. Jason E. Burley and Brandon
R. Burley do not reside with Mr. and Mrs. Burley.

[2] Mr. William J. McKay does not own any shares of Winfield
Financial Group, Inc. or Financial Marketing, Inc.

[3]  Mr. Stephen Brock is the natural person that controls
GoPublicToday.com, Inc.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 4,894,150 shares of common stock outstanding as of December 31, 2002.

 PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                     AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors, executive officers and key employees are as follows:

NAME                  AGE                  POSITION
---------------------------------------------------------------
Robert W. Burley      57                 President,
                                         Treasurer,
                                         Director, CEO

Linda B. Burley       54                 Secretary

William J. McKay      66                 Vice President and
                                         Corporate Broker

Mark D. Johnson       39		 Vice President and
                                         Director

Dr. Thomas Guthrie    55                 Director

Daniel C. Geiger      58                 Director




                          PAGE-17-




Mr. Burley has been President, Treasurer, Director, and CEO since our inception. Mr. Burley has been President and Corporate Broker for Financial Marketing, Inc. since January 1981 and oversees the management team of FMI. The firm has a primary role of as a Business Broker handling the marketing and sale of small local businesses. The firm is also involved in business consulting and business valuation. Robert E. Hart will take over the daily operations of FMI as Vice President and Corporate Broker in December 2003 relieving Mr. Burley of the daily company management. Mr. Burley now applies 75% of time to Winfield and 25% to FMI. It is estimated that once Mr. Hart becomes broker for FMI, Mr. Burley will apply 95% to Winfield and 5% to FMI. He holds a license as Corporate Real Estate Broker issued by Nevada Real Estate Division. In 1972 he received a Bachelor of Science degree from Ohio University, Athens Ohio.

Linda Burley has been our secretary since inception. She devotes a minimum time to our business. She joined The MGM Grand Hotel in March 2000 as National Sales Manager. She was promoted to Senior National Sales Manager in January 2002 and currently holds that position. Her responsibilities include securing convention business for The MGM Grand Hotel and specializes in corporate accounts located in The Northeast United States with emphasis in the pharmaceutical and insurance industries. Prior to joining The MGM Grand, Ms. Burley was National Sales Manager for The Mandalay Bay Resort from September 1998 to March 2000. Prior to this position, she held the position for Alexis Park Resort from August 1988 to September 1998, working as Vice President of Sales & Marketing for that company during her last 5 years. She currently holds the designation of "Certified Meeting Professional," a designation offered through the Convention Industry Council, and has held that designation for five years. She is currently enrolled at the University of
Nevada, Las Vegas and working towards a Bachelor of Arts degree in Communications.

William J. McKay is our Vice President and Corporate  Broker
as of June 2003. Mr. McKay owned and operated an advertising agency called Capital Media from 1971 to 1974. After leaving Capital Media, Mr. McKay served on the Board of Directors for Checkmate Electronics as Vice President and National Sales
Manager from 1973 to 1976.  While  serving on  the Board   of
Directors for Checkmate Electronics it become a public company. Mr. McKay performed real estate sales for Durable Developers from 1976 to 1980 under a Nevada real estate salesman license. He owned and operated Advance Realty from 1980 to 1990 as a sole proprietor broker license. He owned and operated Nevada Business Brokers as the Corporate Broker from 1990 until 2002 under a corporate broker license. Mr. McKay reopened and still owns Advance Realty from 2001 to date under the individual sole proprietor broker license.

Mark D. Johnson is Vice President of Winfield Financial Group and began by joining Financial Marketing, Inc. with a Nevada Real Estate Broker/Salesman's license in May of 2000 and became a director of Winfield Financial Group, Inc. in January of 2002. From September of 1997 until May of 2000, Mr. Johnson was the managing partner of Taylor-Johnson LLC, the Dealer Development operators of a Ford Dealership in the State of Washington. Along with being the managing partner, Mr. Johnson was the day to day operator of the dealership and  held  a  license as a new car dealer in  the  State  of
Washington.   From  May of 1986 to September  of  1997,  Mr.
Johnson was a licensed automobile dealer and owner of Cascade 4 Wheel Drive, Inc., a truck dealership, in Seattle Washington. Mr. Johnson attended Eastern Washington University from September of 1981 unto May of 1986 as a Finance Major and a Computer Science Minor.




                          PAGE-18-




Dr.  Thomas Guthrie is President and CEO of Southern Nevada
Certified   Development  Company,  a   federally   licensed
regionally   certified  economic  development   investment-
banking  firm  that  he formed and has  worked  continually
since  January 1983.  He served as Chairman of  the  Nevada
Delegation on the White House Conference on Small  Business
in  July 1995. He received a Bachelor of Arts in Psychology
and  Education in September of 1976, MBA September of  1983
and a Doctor of Letters Degree in September of 1992 all from Clayton University.

Daniel C. Geiger joined us in August of 2002. Since January, 1991 he has been President of Master Plan, Inc., a Las Vegas, NV consulting firm offering software to the construction industry, as well as tax and accounting assistance to various small businesses in a variety of fields. Mr. Geiger graduated from Northeastern School of Commerce, Bay City, and Michigan in September 1965 with an accounting major.

Directors serve for a one-year term.

Our bylaws currently provide for a board of directors comprised of a minimum of 3 directors.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

Robert  W.  Burley, President, Treasurer, CEO and  Linda  B.
Burley, Secretary are husband and wife.

Legal Proceedings

No   officer,  director,  or  persons  nominated  for   such
positions,  promoter  or  significant  employee   has   been
involved in legal proceedings that would be material to an evaluation of our management.




                          PAGE-19-




           PART I - ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth compensation paid to Mr.
Burley, our current president and CEO. No other executive officer received compensation in excess of $60,000 during that period.

Name           Position        Year          Compensation
----------------------------------------------------------
Robert W.      President,      2000,2001 &        $0
Burley         Treasurer and   2002
               CEO

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to this individual during these periods.

We currently have no agreements to pay compensation to any of our executive officers except that we have agreed to pay Mr. McKay commissions of 2% on transactions in which he is involved as a broker override of sales from other agents when recruited.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some
Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.

     PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
                      TRANSACTIONS

Winfield  Financial Group does not own any real or  personal
property.   Financial  Marketing, Inc. has  provided  office
services at a monthly fee of $400.00 on a month to month basis .

The officers and directors are involved in other business activities and most likely will stay involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A policy for handling such a conflict has not yet been formulated. Under Nevada law, in general related party transactions in which there is a conflict of interest require disclosure of the conflict approval of a majority of the disinterested directors.

Financial Marketing, Inc. as a licensed Nevada real estate brokerage handles the sale of small businesses, meaning businesses with less than $5,000,000 in annual revenues. As we intend to concentrate on businesses with more than $5,000,000 in annual revenues, we do not believe we will be in competition with FMI. Robert W. Burley owns 9.1% of the stock of FMI. Linda B. Burley also owns 8.1% of the stock of FMI. Mr. Burley has been President and Corporate Broker for FMI since January 1981 and oversees the management team of FMI. Mr. Johnson owns no stock in FMI. He has been a broker with FMI since May 2000.




                          PAGE-20-




Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.

         PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of December 1, 2002, we have 4,894,150 shares of Common Stock issued and outstanding held by 76 shareholders of record.

Each  share of our common stock entitles the holder  to  one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We   are  authorized  to  issue  5,000,000  shares   of
preferred  stock, par value $0.001, of which no  shares
are   issued.   These  shares  may  be  issued  at  the
discretion of the board of directors in such series containing such rights and preferences as the board shall determine. We currently have no intent to issue any shares of preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.




                          PAGE-21-




   PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
                     STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Resales under Rule 144 and otherwise

There are 1,294,150 shares of our common stock held by non-affiliates and 3,600,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all were sold in an offering registered with the State of Nevada and thus may be transferred free of any restrictions. The remaining shares have been held for at least one year may be resold under Rule 144

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. Trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective, November 25, 2002. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.




                          PAGE-22-




Holders

As  of  July  31, 2002, we have 4,894,150 shares  of  Common
Stock issued and outstanding held by 76 shareholders of record.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.

             PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

     PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
     ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

 PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On May 5, 2000, we issued 3,600,000 shares of our authorized common stock to six founding shareholders of record for $4,600 or $0.0013 per share. (Robert W. Burley, Linda B. Burley, Mark D. Johnson, Financial Marketing, Inc., Brandon
R. Burley and Jason E. Burley)

The exemption provided under section 4(2) was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions.
  * Restrictive legends are placed on all certificates issued.
  * The distribution did not involve general solicitation or advertising.
  * The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.




                          PAGE-23-




On May 5, 2000, we issued 400,000 shares of our common stock to GoPublicToday.com's for services rendered and to be rendered valued at $.10 per share for total consideration of $40,000.

GoPublicToday.com's services consists of the preparation and filing of all required documents with regards to (1) a private offering conducted under Rule 504 of Regulation D registered by qualification in the state of Nevada and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in answering any and all comment letters received from the NASD. The agreements continue until our securities are qualified for quotation on the over the counter bulletin board. The value of the services is based on prior services provided by GoPublicToday.com, Inc. and on the cost of similar services provided by other similar service providers.

The exemption provided under section 4(2) was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions.
  *  Restrictive  legends are placed on all  certificates
     issued.
  *  The distribution did not involve general solicitation
     or advertising.
  * The distributions were made only to insiders, accredited investors or investors who were sophisticated
     enough  to  evaluate the risks of the investment.   All
     sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On  or  before  March  31, 2001, the Company  issued  37,000 shares of its common stock to three unaffiliated accredited or sophisticated investors for cash proceeds of $3,700 or $0.10 per share.

The exemption provided under section 4(2) was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions.
  *  Restrictive  legends are placed on all  certificates
     issued.
  *  The distribution did not involve general solicitation
     or advertising.
  * The distributions were made only to insiders, accredited investors or investors who were sophisticated
     enough  to  evaluate the risks of the investment.   All
     sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.




                          PAGE-24-




In July, 2002, we completed a private offering of our common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby we sold 857,150 shares of its voting common stock at $.10 per share, for a total of $85,715. These shares we sold to non affiliated investors who were either accredited or sophisticated. In connection with the private placement Winfield Financial incurred direct costs of $8,509 paid to Brett Bleazard as agent of the issuer as provided under Nevada law for net proceeds of $77,206. In addition, Winfield Financial inadvertently paid GoPublicToday.com, Inc. $48,410 of offering proceeds under a contract between FMI and GoPublicToday.com, Inc., which left net proceeds of $20,287. However, research into the formation of Winfield has shown that FMI orally agreed upon formation make an equity contribution of $50,000 to Winfield upon demand to meet the obligation to GoPublicToday.com under the contract set forth above. At the time the payment was made to GoPublicToday.com, Inc., the parties had forgotten about the oral understanding, which was never reduced to writing, and thus the payment was inadvertently made directly by Winfield rather than by FMI as the parties had originally contemplated. Although no payments have been made on this obligation as of the date of this registration statement, FMI has indicated in writing that it fully intends to make this payment when funds are available.

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and By-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. Nevada law provides when a person is sued, either alone or with others, because he is or was a director or officer of the corporation, or of another corporation serving at the request of this corporation, in any proceeding arising out of his alleged malfeasance in the performance of his duties or out of any alleged wrongful act against the corporation or by the corporation, he shall be indemnified for his reasonable expenses, including attorney's fees incurred in the defense of the proceedings, if both of the following conditions exist:

  * The person sued is successful in whole or in part, or the proceeding against him is settled with the approval of the court; and
  * The court finds that his conduct fairly and equitably merits such indemnity.

The amount of such indemnity which may be assessed against the corporation, our receiver, or our trustee, by the court in the same or in a separate proceeding shall be so much of the expenses, including attorney's fees incurred in the defense of the proceeding, as the court determines and finds to be reasonable. Application for such indemnity may be made either by the person sued or by the attorney or other person rendering services to him in connection with the defense, and the court may order the fees and expenses to be paid directly to the attorney, or other person, although he is not a party to the proceeding. Notice of application for such indemnity shall be served upon the corporation, our receiver, or our trustee, or upon the plaintiff and other parties to the proceedings.
Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.




                          PAGE-25-




With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.





























                          PAGE-26-





               PART F/S. FINANCIAL STATEMENTS



                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Winfield Financial Group, Inc.
  (A Development Stage Company)
  Las Vegas, Nevada

We have audited the accompanying balance sheet of Winfield Financial Group, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the six months then ended and the year ended June 30, 2002 and for the period from May 2, 2000 (Inception) through December 31, 2002. These financial statements are the responsibility of Winfield Financial's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winfield Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the six months then ended and the year ended June 30, 2002 and for the period from May 2, 2000 (Inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, Winfield has incurred losses of $115,205 form its inception. Winfield will require additional working capital to develop its business until Winfield either (1) restart operations and achieve a level of revenues adequate to generate sufficient cash flows from operations; or
(2) obtain additional financing. These conditions raise substantial doubt about Winfield's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


March 14, 2003, except for Note 2, which is as of April 23, 2003





                          PAGE-27-






                 WINFIELD FINANCIAL GROUP, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                          BALANCE SHEET
                        December 31, 2002

                         ASSETS

Cash                                                      $ 14,101
                                                          =========
          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                        $  3,600
                                                          ---------
Commitments

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value, 5,000,000
authorized,                                                      -
    None issued and authorized
  Common stock, $.001 par value, 20,000,000 shares
    Authorized, 4,894,150 shares issued and outstanding      4,894
Additional paid in capital                                 120,812
Deficit accumulated during the development stage          (115,205)
                                                          ---------
  Total Stockholders' Equity                                10,501
                                                          ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 14,101
                                                          =========



See accompanying summary of accounting policies and notes to financial statements.





                          PAGE-28-







                 WINFIELD FINANCIAL GROUP, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                    STATEMENTS OF OPERATIONS
 Six Months Ended December 31, 2002 and Year Ended June 30, 2002
and Period From May 2, 2000 (Inception) Through December 31, 2002

                                     Six Months                    Inception
                                       Ended        Year Ended      Through
                                    December 31,     June 30,     December 31,
                                        2002           2002          2002
                                     ------------   -----------   ------------
General and administrative expenses:
  Consulting fees                     $  44,500       $     -       $  84,500
  Other general and administrative       22,205         1,227          30,705
                                     ------------   -----------   ------------
Net loss                              $ (66,705)      $(1,227)      $(115,205)
                                     ============   ===========   ============
Net loss per share:
  Basic and diluted                   $   (0.01)      $ (0.00)
                                     ============   ===========

Weighted average shares outstanding:
  Basic and diluted                   4,824,274      4,037,000
                                     ============   ===========







See accompanying summary of accounting policies and notes to financial statements.




                          PAGE-29-






                 WINFIELD FINANCIAL GROUP, INC.
                  (A DEVELOPMENT STAGE COMPANY)
               STATEMENTS OF STOCKHOLDERS' EQUITY
Six Months Ended December 31, 2002 and Years Ended June 30, 2002
and Period From May 2, 2000 (Inception) Through December 31, 2002

                                                               Deficit
                                                             accumulated
                                               Additional    during the
                          Common Stock          paid in      development
                                                capital         Stage          Total
                       Shares       Amount
                     ----------   ----------   ----------   -------------   ------------
Issuance of common
  stock to founders
  for cash           3,600,000      $3,600      $ 1,200        $     -        $  4,800

Issuance of common
  stock for            400,000         400       39,600              -          40,000
  services

Net loss                     -           -            -        (40,000)        (40,000)
                     ----------   ----------   ----------   -------------   ------------
Balance,
  June 30, 2000      4,000,000       4,000       40,800        (40,000)          4,800

Issuance of common
  stock for cash        37,000          37        3,663              -           3,700

Net loss                     -           -            -         (7,273)         (7,273)
                     ----------   ----------   ----------   -------------   ------------
Balance,
  June 30, 2001      4,037,000       4,037       44,463        (47,273)          1,227

Net loss                     -           -            -         (1,227)         (1,227)
                     ----------   ----------   ----------   -------------   ------------
Balance,
  June 30, 2002      4,037,000       4,037       44,463        (48,500)              -

Issuance of common
  stock for cash       857,150         857       76,349              -          77,206

Net loss                     -           -            -        (66,705)        (66,705)
                     ----------   ----------   ----------   -------------   ------------
Balance,
  December 31, 2002  4,894,150      $4,894      $120,812     $(115,205)       $ 10,500
                     ==========   ==========   ==========   =============   ============





See accompanying summary of accounting policies and notes to financial statements.




                          PAGE-30-






                 WINFIELD FINANCIAL GROUP, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                    STATEMENTS OF CASH FLOWS
 Six Months Ended December 31, 2002 and Year Ended June 30, 2002
and Period From May 2, 2000 (Inception) Through December 31, 2002

                                            Six Months         Year        Inception
                                               Ended           Ended        Through
                                           December 31,      June 30,     December 31,
                                               2002            2002          2002
                                           ------------   ------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                  $(66,705)       $(1,227)       $(115,205)
  Adjustments to reconcile net deficit
  to cash used by operating
  activities:
    Common stock issued for services               -              -           40,000
Net change in:
  Accounts payable                             3,600              -            3,600
                                           ------------   ------------   --------------

CASH FLOWS USED IN OPERATING ACTIVITIES      (63,105)        (1,227)         (71,605)
                                           ------------   ------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock for cash           77,206              -           85,706
                                           ------------   ------------   --------------

NET INCREASE (DECREASE) IN CASH               14,101         (1,227)          14,101
Cash, beg. of period                               -          1,227                -
                                           ------------   ------------   --------------
Cash, end of period                        $  14,101        $     -        $  14,101
                                           ============   ============   ==============
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                              $       -        $     -        $       -
Income tax paid                            $       -        $     -        $       -





See accompanying summary of accounting policies and notes to financial statements.




                          PAGE-31-








                 WINFIELD FINANCIAL GROUP, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Winfield Financial Group, Inc. ("Winfield Financial") has been organized to provide consulting services as a business broker. Winfield Financial was incorporated in the state of Nevada on May 2, 2000. Winfield Financial will provide consulting services primarily for sellers offering businesses with a sales range of up to approximately $75,000,000 in annual revenues. Winfield Financial has changed its fiscal year end from June 30 to December 31, effective for the six months ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income Taxes

Winfield Financial accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Winfield Financial records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Winfield Financial accounts for stock-based compensation under the intrinsic value method. Under this method, Winfield
Financial recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Winfield Financial accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Common stock issued for services are measured at the date of grant and are expensed as the services are performed.

Revenue Recognition

Revenues are recognized from services rendered to buyers and sellers of businesses and or assets. Revenue is recognized when a firm sales agreement is in place, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured. Winfield Financial will receive a percentage of the total sales or purchase price.





                          PAGE-32-






Other revenues are recorded as services are performed.

Basic Loss per Common Share.

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Winfield Financial does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Winfield Financial's results of operations, financial position or cash flow.


NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

Winfield has historically incurred losses, and through December 31, 2002 has incurred losses of $115,205 from its inception. Because of these historical losses, Winfield will require additional working capital to develop its business operations.

Winfield intends to raise additional working capital through private placements, public offerings and/or bank financing. As of March 14, 2003, Winfield is in discussions with several investors, however no definitive agreements have been reached.

There are no assurances that Winfield will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support Winfield's working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, Winfield will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Winfield. If adequate working capital is not available Winfield may not increase its operations.

These conditions raise substantial doubt about Winfield's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Winfield be unable to continue as a going concern.


NOTE 3 - STOCKHOLDERS' EQUITY

The initial authorized capital of Winfield Financial consisted of 20,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.





                          PAGE-33-




In July 2002, Winfield Financial issued 857,150 shares of common stock for cash proceeds of $77,206 or $0.10 per share, net of expenses.

In February 2001, Winfield Financial issued 37,000 shares of common stock for cash proceeds of $3,700 or $0.10 per share.

In May 2000, Winfield Financial issued 3,600,000 shares of common stock to Winfield Financial's founders for $4,800 or $0.0013 per share.

In May 2000, Winfield Financial approved entering into various consulting agreements for financial and marketing services, whereby the consultants would be issued 400,000 shares of Winfield Financial's common stock for services to be rendered to Winfield Financial from May 2000 through June 2000. Winfield Financial recorded consulting expense of $40,000 or the fair value of the services provided.


NOTE 4 - INCOME TAXES

For the six months ended December 31, 2002, Winfield Financial incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $77,000 at June 30, 2002, and will expire in the years 2020 through 2022.

Deferred income taxes consist of the following at December 31:

                                  2002
  Long-term:
    Deferred tax assets         $ 26,000
    Valuation allowance         (26,000)
                                $      -


NOTE 5 - RELATED PARTY TRANSACTIONS

Winfield Financial neither owns nor leases any real or personal property as of December 31, 2002. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will stay involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A policy for handling such a conflict has not yet been formulated.

Winfield Financial entered into a month-to-month lease for office space beginning July 2002 with an affiliated entity of the President for $400 per month. Rent expense was $2,400 for the six months ended December 31, 2002.





                          PAGE-34-






Winfield has an oral arrangement with Financial Marketing, Inc., a shareholder, who has agreed to make a capital contribution of $50,000 to Winfield to reimburse fees paid to meet its obligation with GoPublicToday.com. In July, 2002, Winfield completed a private offering of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby Winfield sold 857,150 shares of its voting common stock at $.10 per share, for a total of $85,715. In connection with the private placement Winfield Financial incurred direct costs of $8,509 paid to Brett Bleazard as agent of the issuer as provided under Nevada law for net proceeds of $77,206. In addition, Winfield Financial inadvertently paid GoPublicToday.com, Inc. $48,410 of offering proceeds under a contract between FMI and GoPublicToday.com, Inc., which left net proceeds of $20,287. However, research into the formation of Winfield has shown that FMI orally agreed upon formation make an equity contribution of $50,000 to Winfield upon demand to meet the obligation to GoPublicToday.com under the contract set forth above. At the time the payment was made to GoPublicToday.com, Inc., the parties had forgotten about the oral understanding, which was never reduced to writing, and thus the payment was inadvertently made directly by Winfield rather than by FMI as the parties had originally contemplated. Although no payments have been made on this obligation as of the date of this registration statement, FMI has indicated in writing that it fully intends to make this payment when funds are available.













                          PAGE-35-





                PART III - ITEM 1.  EXHIBITS

Item 3

     1    Articles of Incorporation of Winfield Financial Group,
          Inc., a Nevada Corporation
     2    By-laws of Winfield Financial Group, Inc., a Nevada
          Corporation

Item 4

     1    Form of common stock Certificate of the Winfield
          Financial Group, Inc. (1)

Item 10

     1    Agreement with GoPublicToday.com, Inc.

  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.



                         SIGNATURES

     In   accordance  with  Section  12  of  the  Securities
Exchange   Act   of   1934,  the  registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

         Winfield Financial Group, Inc. (Registrant)

Date:  7-25-2003

By:     /s/ Robert Burley
     ----------------------------
     Robert Burley, President and Principal Executive,
Principal Financial and Principal Accounting Officers
















                          PAGE-36-